UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2016

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 15, 2016, Concordia Healthcare Corp. issued a press release announcing a presentation by its Chairman and CEO Mark Thompson at the CIBC Investor Conference. In conjunction with this announcement Concordia Healthcare Corp. is filing the following exhibits:

Exhibit 99.1	Press release of Concordia Healthcare Corp. dated January 15, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: January 15, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia Healthcare Corp. dated January 15, 2016.